UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 26, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer

Earnings **Release**

2nd quarter of 2023
(BR GAAP)


Santander Select

Strategy highlights

We are a digital Bank with Branches, with a strategic technological approach aimed at constantly enhancing customer experience and business growth. Through simpler and more intuitive journeys, along with tailored offerings that cater to the specific life stages of our customers, we strive to expand our principality within our customer base, being present when, where and how they desire. As a result of our efforts, the number of loyal customers totaled 8.7 million (+2% YoY), while our overall base reached 63.3 million, increasing 13% during the year. We remain strategically focused on our high-income segment, Select, which experienced a 42% customer base growth in the year, with the proportion of loyal customers over its total base 3x higher than that of individual retail customers. Consequently, we increased our overall revenues by 3.1% in the quarter and 0.1% in the year, with a bias towards continuous evolution throughout the year.

During the quarter, **our recurring Profitability (ROAE) reached 11.2% while the recurring Managerial Net Income amounted to R$ 2,309 million,** marking an increase of 7.9% in the quarter and a decrease of 45.0% for the year. We continue to advance in strategic businesses, focusing on the expansion of funding, companies and agro, as well as on the evolution and innovation of core businesses through our active presence in other markets. Therefore, we continue to boost the quality of our balance sheet, maintaining allowance for loan losses under control, owing to the better performance of new vintages, and the cost of credit with a bias towards improvement over the year, thereby reinforcing our ability to resume growth. Moreover, we remain committed to strengthening our culture of productivity, bolstered by the continuous use of technology and innovation across our operations. Lastly, we had one-off occurrences during the quarter, with neutral impact on our results.

Financial highlights

Customer NII
+0.7% QoQ
+2.1% YoY

Fees
+2.4% QoQ
+0.1% YoY

Net interest income expanded in the quarter, with a significant evolution of the Market NII. Customer NII grew due to stronger credit margin results, reflecting increased volumes. Fees advanced in the quarter, fueled by greater transactionality

Allowance for loan losses
-11.6% QoQ
+23.1% YoY

NPL 90 days: 3.3%
+0.17 p.p. QoQ
+0.43 p.p. YoY

NPL 15-90 days: 4.2%
-0.37 p.p. QoQ
-0.03 p.p. YoY

NPL under control, with improvement in the 15-to-90-day NPL and a slight deterioration in the over-90-day NPL among individuals, as anticipated

Expenses
+1.0% QoQ
+8.4% YoY

Focus on productivity, with **recurring efficiency ratio of 42.9% in 2Q23**

Expanded Loan Portfolio
R$ 617 billion
+2.0% QoQ
+10.6% YoY

Growth in strategic businesses, highlighted by the evolution of private securities

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"We stared to experience the positive effects of the increased lending selectivity implemented since the end of 4Q21. We noted improvements in the allowance for loan losses and in the short-term NPL ratio this quarter, evidencing the quality of the new vintages, which allows for a bias towards improving cost of credit over 2023 and enhances our ability to resume growth. Despite a more selective approach to loan origination, resulting in lower spreads given the focus on customers with a better risk profile, we once again observed an increase in the Customer NII this quarter, primarily attributable to higher volumes. Furthermore, the Market NII exhibited significant progress this quarter due to the repricing of the banking book and has a downward bias throughout the year.

We continue to make progress in building our growth pillars:

(i) We are a **digital Bank with Branches**, and by strengthening our multichannel capabilities, we aim to be when, where and how customers desire, providing them with a straightforward and comprehensive offering. Thus, through data intelligence, we can gain even deeper insights into our customers, understanding their life cycle, and striving for their principality.

(ii) **Customer base monetization** drives franchise growth. We have a customer-oriented strategy, constantly seeking to deliver the finest experience, journey, and satisfaction, enabling us to increase customer acquisition and loyalty through CRM, payroll, customized investment advisory, as well as a comprehensive range of products, partnerships and a loyalty program. We also continue to focus on the high-income segment, a major growth leverage, where we aspire to become Brazil's leading platform for premium services. All of this is accompanied by a strong commitment to the quality of our services, which translates into satisfaction, as we continue to evolve our NPS across our sales channels.

(iii) **Business and revenue growth** through a comprehensive ecosystem, with substantial cross-selling opportunities, maximizing value via customer acquisition and profitability, in addition to monetizing equity stakes. Notable developments include the acquisition of the totality of Toro, the sale of a 40% stake in Webmotors, and the launch of Tools Digital Services. The case of Webmotors serves as a prime example of how value can be gained through synergy within the ecosystem. As drivers of our growth, we underscore: (1) Investments for individuals, as we continue to expand our funding, with Toro showing major potential for synergy through technology, complementary offerings, financial education, and a better experience, alongside AAA, where we continue to move forward with an accelerated expansion plan, reaching our ambition of 1.3 thousand advisors and setting a new commitment of 2.0 thousand by 1Q24. Our Private Banking division, with global expertise and strong local presence, continues to evolve positively in net inflows. (2) In Companies, we remain committed to building the benchmark platform for business. In Wholesale, we are leaders in trade finance and FX, in addition to being the 2nd largest independent energy trader and ranking 2nd in agricultural commodities. We also accelerated the growth of our expanded portfolio, particularly in private securities. In SMEs, our emphasis on customer acquisition and increased transactionality has allowed for double-digit revenue growth in the year. (3) In Agribusiness, we operate throughout the value chain, strengthening the ecosystem with comprehensive solutions, reaching a total portfolio of R$ 42 billion and making progress in our digital transformation. (4) In cards, we partnered with Live Nation, broadening our presence in the country's cultural domain, and advancing our offering for businesses. (5) In Consumer Finance, we remain market leaders in auto loans to individuals, with a focus on the quality of new lending. (6) In payroll loans, we maintained a strong origination pace, outperforming the market, and advancing in the digitization and profitability of agreements.

(iv) Through **Innovation and Technology**, we continued to leverage our business using a technological culture. We made strides with F1RST, our technology company, with a culture aligned with our ambition, fostering innovation and accelerating our business. Furthermore, we launched Tools Digital Services, thereby becoming the pioneering Bank to establish a company dedicated to services and operations, with the ambition to expand our offering to the market in 2024. Additionally, we stand as the only bank in Latin America with a Tier IV data center. We also continued to demonstrate delivery speed while incorporating data intelligence as one of the pillars of our business.

All our accomplishments are supported by our people through a unique and horizontal culture founded on empowerment, protagonism, and diversity, creating a company where "everyone is all business" by thinking as both customer and salesperson, while taking responsibility for the customer experience."

Mario Leão

CEO of Santander Brasil

Committed to building the best consumer company in Brazil

Four strategic pillars:

1. **Customer centricity**
2. Sales Channels
3. Innovation and Profitability
4. Culture People

We are a digital Bank with Branches

We value the satisfaction of our customers throughout their life cycle, providing straightforward solutions, excellent service, and suitable offerings that align with their individual profiles.

Our **multichannel** approach provides unparalleled service when, where and how our clients desire, with a **continuous evolution** to ensure an ever-improving experience. Our digitized ecosystem allows us to derive value and grow our business by using a qualified stream of information through the Bank and our affiliates. Currently, over **98%** of our customers utilize more than one channel.

We employ data intelligence in our quest for principality, with the intensive use of data analytics through advanced machine learning models and cognitive AI, notably speech-to-text, which enables us to hyper-personalize our offerings and thereby further refine our customers' experience. We have reduced model development time (MLOPs) by 60% and increased the assertiveness of our solutions by implementing NLP at scale in our Virtual Assistant and Call Center.

Multichannel

Available where, how and when the customer desires

The value of a digitized ecosystem

Qualified information flow through affiliates

32 million visits/month on Consumer Finance and Webmotors

10 million unique visits/month on Toro

10 million visits/month on Esfera, Sim, emdia and Return

4 million customers served/month by Virtual Assistant


Digital Channel
Customer Acquisition
Remote Channel
Customer Loyalty
Customer
Physical Channel
Full Offering
External Channel
Credit Cycle

98% of our loyal customers use two or more channels

Principality

Products that fulfill all needs of our customers

Data intelligence in the search for principality

We have increased data usage by +15x in 2 years

87% personalized offerings using Advanced Analytics

-60% in model development time (MLOps)

Hyper-personalization with 20 thousand niches

IA cognitiva

Deep Learning in speech-to-text for improved renegotiation offerings

Scaled adoption in NLP[1] scale in Virtual Assistant and Call Center

[1] Natural Language Processing

Committed to building the best consumer company in Brazil

Four strategic pillars:

1 Customer centricity

2 Sales Channels

3 Innovation and Profitability

4 Culture People

Monetization of our customer base through the recurrence and satisfaction of our customers

Our customer-centric strategy, which is aimed at continuously enhancing their experience, journey and satisfaction, enables us to expand our customer base in a sustainable manner through **acquisition** and **loyalty**, while simultaneously boosting the profitability of our existing base.

During the year, we acquired 3.5 million customers and continued to seize opportunities within the Santander ecosystem, leveraging the generation of results through **cross-selling** by acquiring 432 thousand customers from payrolls, 234 thousand from Consumer Finance, 237 thousand from Universities and 137 thousand from Prospera. We continued to foster greater base loyalty through strategic pillars such as (i) CRM, (ii) payroll loans (69% of loyal customers originating from this lever) (iii) customized investment advisory, and (iv) a comprehensive range of products, partnerships and a loyalty program, given its profitability potential. Revenue per loyal customer has grown by 12% in two years.

Every day we enhance our offerings, customer service and sales channels, gaining a deeper understanding of each customer profile, which enables us to achieve higher **recurrence** in our services, with 52% of the card loan portfolio of loyal customers (+2 p.p. YoY). Our efforts translate into greater customer **satisfaction**, culminating in an increase in the NPS of individual customers who utilize our service channels.

NPS

Committed to **boosting customer satisfaction**

108 thousand surveys sent to individuals daily

Individual Channels

	Physical	Digital	Remote
Score	71 pts	65 pts	60 pts
QoQ	0 QoQ	0 QoQ	+5 QoQ
YoY	+10 YoY	+2 YoY	+35 YoY

Total Individual 51 pts — -2 QoQ; -4 YoY

Customers

Total Customers (million)


+13% YoY
56.1
61.6
63.3
Jun 22
Mar 23
Jun 23

Total Active Customers (million)


+2% YoY
31.1
31.7
31.9
Jun 22
Mar 23
Jun 23

Loyal Customers (million)


+2% YoY
8.5
8.6
8.7
Jun 22
Mar 23
Jun 23


Santander Select

Committed to building the best consumer company in Brazil

Four strategic pillars:

1 Customer centricity

2 Sales Channels

3 Innovation and Profitability

4 Culture People

Focus on the high-income segment as a growth lever

We remain focused on the high-income segment, with the **ambition of becoming the country's leading platform for premium services**, underpinned by:

(i) **Focus on providing tailored customer support:** available, resolute and straightforward

(ii) **Transactionality:** offering unique cards and benefits

(iii) **Financial advisory:** expansion of the customer specialist base

(iv) **Investment platform:** amplification of the number of advisors and digitization

We currently have 881 thousand customers (+42% YoY), with the ambition of reaching 1 million customers by December 2023. **Customer acquisition and loyalty** are the highlights, as we increased the number of loyal customers by 42% in two years, evidencing our ability to comprehend the needs of our customers by redefining the high-income segment a year ago and creating a new value proposition for this audience.

The segment is a key lever in generating **profitability and new business opportunities**, given that in comparison to individual retail customers, high-income customers are 3x more loyal, while revenues derived from loyal Select customers are 8x higher. Moreover, 67% of Select customers possess investments.

This segment's loan portfolio has grown by 55% over the past two years and now accounts for 22% of our individual customer portfolio in Retail (+5 p.p. in 2 years). This expansion has been accompanied by an increase in total revenues of 34% over the last two years, a 3x rise compared to the revenue growth from individual customers in Retail. Additionally, customer satisfaction has also been positively impacted, reaching an NPS of 63 points, representing a 0.5 point increase in the year.

Select

Total Customers
(million)


+42% YoY
621
834
881
Jun 22
Mar 23
Jun23

Total Active Customers
base 100, June 21


+42% in 2 years
100
112
142
Jun 21
Jun 22
Jun23

Portfolio
(billion)


+55% in 2 years
32.6
43.2
50.6
Jun 21
Jun 22
Jun23

Four strategic pillars:

1 Customer centricity
2 **Sales channels**
3 Innovation and Profitability
4 Culture People

We have a clearly defined channel vocation for each segment, employing cutting-edge technology and processes, thereby enabling enhanced channel integration and an unparalleled experience for our customers

Remote Presence 24/7

Digital

We possess extensive reach, with 584 million total visits[1] per month (+10% YoY) and 22 million new contracts in 6M23, notably achieving shares of 71% in personal loans (+0.3 p.p. YoY) and 78% in funds (+13.9 p.p. YoY) through the channel. We have elevated the quality of new customer acquisitions on our channel, as the activation of individual accounts during the first month recorded a 28 p.p. increase over the year. Furthermore, we continue to invest in our virtual assistant, which currently serves 4 million customers each month (+76% YoY).

97% of transactions are conducted through digital channels (+3 p.p. YoY)

Remote

During the quarter, we generated 1.5 million transactions, with a financial volume of R$ 2.4 billion. We have 8.7 million We aim to boost service effectiveness, with first-call resolution rising, which advanced from 81% in January 2021 to 97% in June 2023.

9 million services/month

Focus on customer service from sales to after-sales

We are available when, where and how our customers want, meeting their needs

98% of our loyal customers use two or more channels

Physical Presence

Commercial Network

We continued expanding our service capillarity, particularly in strategic regions[2]. Our mature stores account for 70% of our revenues.

2.9 thousand branches

10.3 million visits/month

Prospera

We serve 1 million customers (+25% YoY) across 1,700 municipalities. Over the quarter, our loan portfolio totaled R$ 2.9 billion (+28% YoY), while revenues increased by 22% YoY in the first-half of 2023. We continued to enhance customer the experience, and clients can now renew microcredit loans through digital channel, enjoying greater convenience, agility, and safety.

1.4 thousand agents (+192 YoY)

External

We further expanded our physical presence by extending our reach to 2,558 municipalities, up from 2,037 in 12 months. Our monthly loan volume totaled R$ 1.6 billion (+33% YoY). Furthermore, we have broadened our product offerings to include home equity, personal loans with auto guarantee, and "consórcios".

21.4 thousand points of sale (+17 thousand YoY)

[1] Portal, IB and APP visit
[2] Midwest, North and Northeast

Four strategic pillars:

1 Customer centricity
2 Sales channels
3 **Innovation and profitability**
4 Culture People

Innovation and Technology boosting our customer focus

We keep strengthening our technological culture through the advancements accomplished by **F1RST Digital Services**, our technology company, which is aligned with our ambition, driving innovation and accelerating our business, with 4.9 thousand employees and the launch of **Tools Digital Services**, being the pioneering Bank to establish a company dedicated to services and operations, having already provided 496 services for Santander, such as accounting reconciliation, payroll, accounts payable, and others (+17% in the quarter).

We operate within communities, through **27 business domains**, concentrated on achieving results and driving transformation. **We are a digital Bank with Branches**, prioritizing the digitization and simplification of our customers' experience. We have extensive availability through the utilization of hybrid cloud infrastructure, underpinned by a mature strategy, in addition to standing as **the only bank in Latin America with a Tier IV data center**. We adhere to a strategy aimed at reducing the unit cost per financial transaction, while simultaneously witnessing increased transactionality.

Communities integrated with the business

27 Business Domains focused on **results and transformation**

Obsession with customer experience, being the best on the Downdetector app

Digital bank with branches

Focus on **digitizing** and **simplifying** the customer experience

CERTO Portal enabling a multichannel execution of our business strategy

Data Speed and Intelligence

16 thousand deployments in 6 months **(+41% YoY)**

Online telemetry supporting communities in business management

Market-leading **Data Transformation**, with data lake and cloud-based models to accelerate business decisions

Open Finance focusing on principality

Customer perspective in the market to **advance our principality**

4.1 million active inbound consents received (+1.5x vs outbond)

+341 thousand individual customers with rating upgrade

Increased availability with hybrid cloud

Hybrid public (Azure and AWS) and **private cloud**

The only bank in Latin America with a Tier IV Data Center

We currently have **91.4% of our operations running in the cloud** (+1.4 p.p. QoQ)

Operational efficiency



3.60
1.46
-50%
in 5 years
100
50
May/18
May/19
May/20
May/21
May/22
May/23
Total financial transactions (billion)
Unit cost per transaction (base 100 in May/18)



Four strategic pillars:

1 Customer centricity
2 Sales channels
3 Innovation and profitability
4 Culture People

Wealth Management

One of the key strategies of our growth lever is the **expansion of funding.** We focus on specialization and proximity, with digitization advancements and productivity-enhancing technology, as well as a comprehensive and targeted offering.

Retail Investments

We made progress in the retail segment, transitioning from a negative net inflow of R$ 0.7 billion in 6M21 to positive inflows of R$ 11.2 billion in 6M23.

Net Inflow

+2x YoY

Revenues

+12% YoY

TORO

This quarter, we **acquired the totality of Toro**[1], deriving **operational synergies** such as technology, one of the finest advisory management platforms on the market, maximization of offerings, particularly in equity products, education with expertise in content generation, enabling greater customer acquisition and engagement, and customer experience, with elevated levels of NPS, reaching 87 points at Toro.

R$ 17.6 billion AuC
(+8.9x in 2 years)

1.3 million customers
(+32% YoY)

Santander AAA

Given the success of our advisory model, we are accelerating its expansion plan. We have attained our goal of **1.3 thousand advisors** in June/23, establishing a new commitment of 2 thousand by 1Q24. Furthermore, we have extended our presence to **90 cities**, exceeding the 2Q23 ambition of 75 and expanding to over 120 by 1Q24. This rapid expansion and a closer relationship have allowed us to obtain significant gains in both net inflow per advisor and **NPS, which reached 69 points.**

Average net inflow per Advisor

R$ 2.6 million in 2Q23
(+35% vs 4Q22)

Santander Private Banking

Bank with global expertise and strong local operations

We observed an evolution in net inflows, which reached R$ 14.1 billion in 6M23 (+107% YoY). The highlight was the USD 1 billion offshore inflow in the first half of the year. Moreover, we continued to grow our market share, gaining 0.6 p.p. since Dec/22, while our NPS reached 85 points, representing an increase of 5 points in the year.

[1] Pending regulatory approval

Four strategic pillars:

1 Customer centricity

2 Sales channels

3 Innovation and profitability

4 Culture People



Insurance

Committed to developing a **benchmark ecosystem in the market**

We wrote a total of **R$ 5.2 billion** in premiums issued in the first half of the year and we continued to stand out in personal insurance, with a **12%** market share in premiums (+2 p.p. YoY), and in personal accident insurance, with a **14%** market share.

Santander Corretora

We also made strides in Open insurance, which refers to insurance products unrelated to credit, in which we wrote R$ 2.5 billion in premiums during the first half. In credit life insurance, we wrote R$ 2.2 billion in premiums over the same period.

helpS

We continued to expand the base of our 24-hour assistance service, attaining 69 thousand customers one year after its debut. Its NPS also exhibited a marked evolution, hitting 68 points, or an increase of 3 points from the previous quarter.



Santander Auto

Insurtech

26% of all Consumer Finance financing is contracted with insurance coverage (+0.7 p.p. YoY). 100% digital insurer, where we issued 119 thousand policies in the year (+10% YoY) and R$ 201 million in gross premiums (+37% YoY).

Auto Compara

Insurtech

100% online auto insurance offering. We totaled 1.8 million visits during the first half and R$ 345 million in gross premiums written during the year. With the customer in mind, we continued to expand our portfolio, complementing our offering by adding more insurers to the platform.


OPEN

Four strategic pillars:

1 Customer centricity

2 Sales channels

3 Innovation and profitability

4 Culture People

Building the benchmark service platform for companies

We attained a R$ 203 billion portfolio (+9% YoY) and 1.3 million active customers (+2% in the quarter)

SMEs

Acquisition of new customers: **45 thousand/month (+5% YoY)**

Loyal customers represent **53%** of active account holders

Companies with revenues between R$ 30 and 200 million account for **44%** of the loan portfolio, with an NPS of 58 points

Focus on acquiring new customers and boosting transactionality and profitability, fueled by cash (+10% YoY) and "consórcios" (+26% YoY), as well as a 10% increase in the segment's total revenue. We are also continuously enhancing our digital channels, with 190 initiatives to improve and simplify our journeys and products during the year.

Furthermore, we are making progress in the Tech Hub, which was established in 2019, providing dedicated support with global coverage to companies that, using technology, experience exponential growth and have direct ties to the capital market, requiring funding and M&A. We currently serve 1,000 customers.

Wholesale

We are the only global bank with a full presence in Brazil

Portfolio[1]

+21% YoY

Continuous acceleration in loan and private securities portfolio growth

We continued to expand our specialized team and our footprint, with a focus on customer base growth and profitability, as well as venturing into regions where our presence is yet to be established.

We established a key partnership with SAP to accelerate the digitization of products and customization of solutions for our customers.

Total Revenues 6M23

+7% YoY

Leaders in **trade finance**, with a 25% market share, and in **FX,** according to the Bacen ranking, for the 9th consecutive year.

We are the **2nd largest independent[2] energy trader**, with a market share[3] of 13%.

Broadening the scope of the **commodities' desk** to oil derivatives, while also ranking 2nd in agricultural commodities, with a market share of 14.8%.

Best Supply Chain Finance Bank award by Global Trade Review.

[1] Considering the AA-H loan portfolio in Wholesale and securities. [2] Energy traders that do not own generation assets. [3] Among independent entities.



Four strategic pillars:

1 Customer centricity

2 Sales channels

3 Innovation and profitability

4 Culture People

Strategic businesses aligned with our ambition


Santander
UNIQUE
MARCELO R PRADO
VISA
Infinite

Payments | Cards: focus on **transactionality**

R$ 166 billion
Total turnover 6M23

R$ 49 billion
Credit portfolio

We continue with a selective strategy, focusing on customers with a better risk profile, with **97%** of acquisitions from Bank account holders (+0.6 p.p.), and in the high-income segment, with a 22% YoY growth in the respective portfolio. We had an increase in card usage and consumption.

With our customers in mind, we have entered into an important partnership with Live Nation Brasil, venturing into the concert market with substantial potential for new business opportunities. This move allows us to expand our presence in the country's cultural sector, broaden our reach to specific audiences, and foster stronger customer loyalty. Additionally, for the Corporate segment, we launched the Black Corporate card and introduced a self-service option for new card applications.

Payroll loans: origination **pace** outperforming the market

Our loan portfolio reached R$ 62.7 billion, a 13% YoY increase, and our total origination exhibited a fast pace, significantly outperforming the market. We have enhanced our Share of Wallet, among loyal customers, where we have 51% (+2 p.p. YoY), evidencing our efforts to better understand our customers.

We are focused on digitalization and profitability of agreements, with 252 digitized and 219 originated in the semester.

R$ 63 billion
portfolio (+13% YoY)

Santander


Four strategic pillars:
1
Customer centricity
2
Sales channels
3
Innovation and profitability
4
Culture People

Strategic businesses aligned with our ambition

"Consórcios": **suitable offering** for an environment of high interest rates and credit constraints

We continue to invest in digitalization, expansion of our offerings, multichannel distribution, and enhancing after-sales services, which allowed us to reach an origination of R$ 8.0 billion in the semester (+21% YoY and +66% over the past 2 years), with significant growth in real estate origination, which increased 41% in the year. Our portfolio stands at R$ 35.8 billion (+23% YoY), and we have doubled new groups in one year. Moreover, we have improved the customer experience, enabling them to use the credit letter directly through the website, as a result, 70% of credit letters are paid within 2 days.

R$ 8.0 billion
origination in 6M23 (+21% YoY)

Real Estate: focus on **customer journey**

Focused on the customer journey, since March/23, we have made digital signatures and electronic registration available to our customers, with a 100% digital journey and structured data delivery directly to the real estate registry office. In parallel, we are constantly working on the lead time[1] for product issuance, reducing by 7% QoQ and 15% YoY. Our origination grew 13% over the year, and our loan portfolio reached R$ 60 billion (+7% YoY). Notably, the revenue from a real estate customer is 2.6x higher than that of an active loyal account holder. We have an NPS of 80 points.

R$ 60 billion
loan portfolio (+7% YoY)

Home-equity: **market leadership**[2]

In UseCasa, our home-equity product, we have **R$ 3.9 billion in loan portfolio**, an increase of 14% within 12 months.

As for UseImóvel, aimed at the corporate & SMEs segment, it maintained its strong pace, increasing the loan portfolio by 73% YoY and origination by 10x YoY for 2Q23.

22%
portfolio market share[3]
Use Casa

[1] Considering the length of time between the submission of all paperwork and the signing of the agreement
[2] Among private banks
[3] Source: Abecip. As of May 2023

Four strategic pillars:

1 Customer centricity
2 Sales channels
3 Innovation and profitability
4 Culture People

Auto Ecosystem

Santander Financiamentos

Our excellent relationship with our customers and our focus on their experience have allowed us to become leaders in the auto segment. We have committed our efforts to convenience and customer service, offering an intuitive, user-friendly, and 100% digital platform for auto financing and insurance. With just 3 pieces of information (the vehicle's license plate, the social security number and biometrics), the entire process can be completed, generating an origination NPS of 90 points.

In the quarter, we achieved R$ 58 billion in the auto loans to individuals' portfolio[1] and a 22% market share[2]. We remain committed to profitability and quality in lending, generating 215 thousand auto loan agreements in 2Q23, out of which 84% with the best ratings and we hold a 20% origination market share (+2 p.p. YoY).

Our LTV for auto loans portfolio reached 49.8%[3].

We continue to explore cross-selling, attracting new customers to the bank, with 234 thousand acquisitions in the semester (+24% YoY).

Furthermore, we are reinforcing our virtual assistant's capabilities, serving over 500 thousand customers and with a service dedicated to delinquent customers, through which we conducted R$ 74 million in negotiated balances in the quarter. We also reduced callback rates with our virtual assistance bot by 17%, evidencing our efficiency during customer calls.

Sim

Loan platform for the open market

SIM's Consumer Finance strategy continues to prioritize growth with quality, with a mix mainly formed by collateralized products, which have increased the average ticket and brought higher profitability in transactions with a longer-term.

The robust Santander ecosystem has enabled a rapid expansion of the strategy, leveraging an efficient operation to capture the market with a comprehensive value proposition to our partners and end customers.


R$3.000,00

[1] Individual auto loan portfolio, generated through the Internal Channel and Consumer Finance segment [2] Source: Central Bank, as of May 2023 [3] As of June 2023


Four strategic pillars:
1
Customer centricity
2
Sales channels
3
Innovation and profitability
4
Culture People

Strengthening the ecosystem

Agro: R$ 42 billion total loan portfolio[1] in jun/23

We offer solutions for the entire agro value chain, strengthening our ecosystem and achieving a **total portfolio of R$ 42.1 billion (+68% in 2 years)**, with 79% sourced from free resources.

Our team has grown by 39% in 2 years, and is currently formed by 300 professionals.


+68%
Portfolio
R$ billion
25.0
32.7
42.1
Jun/21
Jun/22
Jun/23


Select stores presence
Business stores presence
Agro stores presence

313 specialized stores across Brazil

Cross-selling with a strong increase

Digital Transformation

We offer automatic loan approval with **harvest predictability**.

We use **Optical Character Recognition (OCR)** technology for document image recognition, expediting contracting processes and reducing errors.

We continue to invest in technology and processes, resulting in a **reduction of the lead-time[2]** by **53%** in **Retail** contracts and by **67%** in **Wholesale** contracts.

Participation in major industry fairs

R$ 5.4 billion prospected in 6M23 (**+59%** YoY)

Leading on-lending provider of the low-carbon line[3]

[1] Considering loans and private securities. [2] As of May/23 [3] ABC program of BNDES. 2022 data.

Four strategic pillars:

1. Customer centricity
2. Sales channels
3. **Innovation and profitability**
4. Culture People

Expanding the ecosystem


Return

Management and securitization of non-performing assets.

Return, a management and securitization of non-performing assets company, reached a Shareholders' Equity of R$ 2.4 billion in the quarter. We have begun exploring cross-sell opportunities among emdia, Return, and the Bank, leveraging the bank's flow and the extensive reach of our businesses. Thinking about the customers' journey, we continue to invest in the development of systems and websites, with simpler and more intuitive journeys.


emdia
900

emdia

emdia, a debt renegotiation company, offers customers with the possibility of renegotiating their debts both through human assistance and online, available to our customers 24 hours a day, 7 days a week. In this quarter, we increased operations with existing customers (+18%), in addition to acquiring new customers (+24%) through the connection between Return, emdia, and the Bank, as previously mentioned, resulting in an increase in customer interactions. To better serve our customers, we launched our new website with several improvements in self-service debt renegotiation.


Ben-vindo :)
ben
ATIVAR CARTÃO

ben

Corporate benefits and expense management company. In the semester, we reached a turnover of R$ 1.3 billion, an increase by 12% YoY, and 921 thousand cards issued, a growth of 29% YoY. In addition, we have 416 thousand accredited establishments (+10% YoY) and 2.7 thousand HR customers.

#AQUI SUA CHAMA TRANSFORMA

Four strategic pillars:

1. Customer centricity
2. Sales channels
3. Innovation and profitability
4. **Culture People**

Our people are **the greatest lever for enchanting our customers**



Our growth story intertwines with the story of our people, starting with building a company where everyone is **all business**, thinking as both a customer and a salesperson, taking responsibility for our **customers' experience**, and for promoting our brand. To achieve this, we continue to strengthen our unique and horizontal culture based on empowerment, proactivity, and diversity, fostering an environment of innovation to leverage our digital transformation.

eNPS[1]: **78 pts**

Diversity & Inclusion

34.7%
Black employees (+6.8 p.p. YoY)

35.7%
Women in leadership roles (+5.7 p.p. YoY)

Santander Academy 2030, **strengthening our culture**

Training focused on our customers' experience and optimizing processes. Concepts such as customer-centricity, entrepreneurship and innovation, data analysis, and a digital mindset.

95%
of employees participated in **training** over the year

69%
of **internal courses** are taught by our own employees

[1] eNPS (Employee Net Promote Score) – measurement of employee satisfaction level

Four strategic pillars:

1. Customer centricity
2. Sales channels
3. Innovation and profitability
4. **Culture People**

ESG

Environmental:

Committed to the environment, we promote sustainable businesses, and we commit to being Net Zero by 2050

We maintain our commitment to the environment by supporting our customers in transitioning to a low-carbon economy and promoting the bioeconomy. In this sense, we joined the Alliance for Sustainable Mobility, in order to improve urban mobility, by placing more electric and hybrid vehicles on the streets. We also supported FEBRABAN in creating a self-regulation normative for the beef supply chain, following the agenda of Amazon Plan, which includes the goal of zero illegal deforestation among beef supply chain customers by 2025.

CBIOS

Market leader with **43%** market share

Social:

For over 20 years contributing to building a **more inclusive society, with access to education and financial products**

We are constantly working to create opportunities for all, promoting productive inclusion, and contributing to social development.

For the past 25 years, we have invested in education through Santander Universidades, granting 64 thousand scholarships this year. Additionally, through social programs, we continue to assist people, such as our May campaign for winter clothing, benefiting over 3,700 individuals. Since 2002, we have had the **Amigo de Valor program,** which has already benefited more than 1,6 million children and adolescents in vulnerable situations.

Governance:

Promoting ESG in our culture, **intersecting throughout all our businesses**

Our governance includes the incorporation of ESG into our culture, with the development of internal training and the inclusion of related criteria in executive compensation. As a result of our efforts, we have been recognized as one of the Best ESG Companies of 2023 (Melhores do ESG 2023) by Revista Exame, which focuses on the companies that contribute the most to the evolution of sustainability and the development of the Brazilian market.

Diverse and independent board of directors

30% of the members are women

50% of the members are independent

RESULTS

"We achieved an important evolution in our portfolio quality indicators this quarter, thanks to the strategy that we have adopted since 4Q21, with a greater lending selectivity, focusing on collateralized products. The collateralized individual loan portfolio reached 66% among customers with better risk profiles, building a higher-quality portfolio. As a result, we have improved our Loan Loss Provision by 12% in the quarter, demonstrating the quality of the new vintages, which currently represent 59% of the total loan portfolio (+29 p.p. YoY) with an improvement trend for cost of risk throughout 2023. This evolution enhanced our ability to resume growth. Additionally, our loss absorption[1] indicators continue to develop, with an increase in personal loans (+9% YoY), auto loans to individuals (+65% YoY) and cards to individuals (+132% YoY), highlighting the profitability of our portfolio.

The loan portfolio decreased 0.2% in the quarter (or increased 0.3% disregarding the foreign exchange fluctuation effect) and 6.6% growth YoY, with notable growth in Retail (+6.5% YoY) and Corporate (+9.7% in the year). We grew our expanded portfolio by 2.0% in the quarter and 10.6% in the year, owing to the accelerated growth of the securities and rural products bonds ("CPR") portfolio. In customer funding, we achieved 3.4% growth in the quarter and 11.8% growth in the year, reflecting our strategy to expand funding, supported by individual investments, AAA, Toro, and Private.

As to revenues, we managed to once again increase our NII for the quarter (+3.3%), despite our more selective approach, which exerts pressure on spreads due to the change in the mix. Customers reflect higher volumes and market NII, showing significant improvement, with a downward trend throughout the year. Our fees increased by 2.4% in the quarter, benefiting from greater customer transactionality.

We remain committed to constant cost control and increased productivity, focusing on process optimization, product simplification and transaction unit cost reduction. In the quarter, we had marginal growth, and the recurring efficiency ratio reached 42.9%. One-off results had a neutral effect on our earnings. Recurring net profit reached R$ 2,309 million in 2Q23, a 7.9% increase compared to 1Q23, supported by comfortable capital and liquidity levels.

We continue to build a higher-quality balance sheet and expand our businesses, extracting value from a digitized ecosystem and using data intelligence to pursuit our customers' principality."

GUSTAVO ALEJO,
CFO OF SANTANDER BRASIL

[1] Representa a quantidade de vezes em que as receitas conseguem absorver as perdas, sendo o cálculo Margem Bruta + Comissões / PDD

MANAGERIAL FINANCIAL STATEMENTS[1]	2Q23	1Q23	Var.	6M23	6M22	Var.
(R$ million)			QoQ			YoY
Net Interest Income	13,579	13,145	3.3%	26,724	26,713	0.0%
Allowance for Loan Losses	(5,980)	(6,765)	-11.6%	(12,745)	(10,357)	23.1%
Net Interest Income after Loan Losses	7,599	6,380	19.1%	13,980	16,356	-14.5%
Fees	4,810	4,699	2.4%	9,509	9,499	0.1%
General Expenses	(5,973)	(5,913)	1.0%	(11,886)	(10,966)	8.4%
Personnel Expenses + Profit Sharing	(2,765)	(2,778)	-0.5%	(5,543)	(4,883)	13.5%
Administrative Expenses[2]	(3,209)	(3,134)	2.4%	(6,343)	(6,083)	4.3%
Tax Expenses	(1,238)	(1,114)	11.2%	(2,352)	(2,425)	-3.0%
Investments in Affiliates and Subsidiaries	40	42	-5.8%	82	43	87.8%
Other Operating Income/Expenses	(3,261)	(2,281)	42.9%	(5,542)	(2,448)	126.3%
Operating Income	1,977	1,814	9.0%	3,791	10,060	-62.3%
Non Operating Income	23	81	-71.1%	104	416	-75.0%
Recurring Net Profit before Tax	2,000	1,895	5.5%	3,895	10,476	-62.8%
Minority Interest	(25)	(27)	-8.4%	(52)	(99)	-47.4%
Income Tax and Social Contribution	334	273	22.4%	606	(2,288)	n.a.
Recurring Net Profit	**2,309**	**2,140**	**7.9%**	**4,449**	**8,089**	**-45.0%**
Additional provision	1,450	(4,236)	n.a.	(2,786)	-	n.a.
Tax liabilities	(2,672)	4,236	n.a.	1,564	-	n.a.
Sale of equity stake in Webmotors	1,105	-	n.a.	1,105	-	n.a.
Taxes of extraordinary events	67	-	n.a.	67	-	n.a.
Net Profit[3]	2,259	2,140	5.5%	4,399	8,089	-45.6%
Accounting Net Profit	2,147	2,063	4.1%	4,210	7,923	-46.9%

Extraordinary events that took place in 2Q23:

- Additional provision: reversal of additional provision in the gross amount of R$ 1,450 million, recorded as "allowance for loan losses".
- Tax liabilities: related to companies that comprise our financial conglomerate, pertaining to the court decision on Law No. 9,718/1998, with a gross negative impact of R$ 2,672 million, recorded as "Other Operating Income/Expenses".
- Sale of 40% equity stake in Webmotors: revenue gain, with a gross positive impact of R$ 1,105 million, recorded as "Non-Operating Income".

CUSTOMER NII

2Q23 **+0.7%** *QoQ*

6M23 **+2.1%** *YoY*

***RECURRING* EFFICIENCY RATIO**

2Q23 **42.9%** *+2.1 p.p. QoQ*

6M23 **41.8%** *+6.9 p.p. YoY*

***RECURRING* ROAE**

2Q23 **11.2%** *+0.7 p.p. QoQ*

6M23 **10.9%** *-9.9 p.p. YoY*

	2Q23	1Q23	Var.	6M23	6M22	Var.
(R$ million)			**QoQ**			**YoY**
BALANCE SHEET						
Loan portfolio	499,298	500,314	-0.2%	499,298	468,538	6.6%
Individuals	229,104	228,735	0.2%	229,104	215,185	6.5%
Consumer finance	67,515	67,133	0.6%	67,515	66,894	0.9%
SMEs	62,955	62,784	0.3%	62,955	59,066	6.6%
Corporate	139,725	141,663	-1.4%	139,725	127,392	9.7%
Expanded Loan Portfolio[4]	617,215	605,061	2.0%	617,215	557,889	10.6%
Funding from Clients[5]	585,291	566,249	3.4%	585,291	523,667	11.8%
PERFORMANCE INDICATORS (%)						
Return on average equity excluding goodwill[6] - annualized	11.2%	10.6%	0.7 p.p.	10.9%	20.7%	-9.9 p.p.
Return on average asset excluding goodwill[6] - annualized	0.9%	0.8%	0.0 p.p.	0.8%	1.7%	-0.8 p.p.
Efficiency ratio[7]	42.9%	40.8%	2.1 p.p.	41.8%	34.9%	6.9 p.p.
Recurrence ratio[8]	80.5%	79.5%	1.0 p.p.	80.0%	86.6%	-6.6 p.p.
PORTFOLIO QUALITY INDICATORS (%)						
Delinquency ratio (over 90 days)	3.3%	3.2%	0.2 p.p.	3.3%	2.9%	0.4 p.p.
Coverage ratio (over 90 days)	214%	244%	-30.3 p.p.	214%	224%	-10.2 p.p.
Delinquency ratio (over 60 days)	4.1%	4.1%	0.0 p.p.	4.1%	3.6%	0.5 p.p.
Delinquency ratio (over 15 to 90 days)	4.2%	4.5%	-0.4 p.p.	4.2%	4.2%	0.0 p.p.
OTHER DATA						
Branches	1,636	1,687	(51)	1,636	1,738	(102)
PABs (mini branches)	1,251	1,275	(24)	1,251	1,294	(43)
Own ATMs	10,897	11,416	(519)	10,897	11,993	(1,096)
Shared ATMs	24,172	24,230	(58)	24,172	23,854	318
Employees	55,171	53,556	1,615	55,171	52,049	3,122

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect, and other adjustments, as described on pages 34 and 35
[2] Administrative expenses exclude 100% of the goodwill amortization expense
[3] Managerial Net Profit (including extraordinary results) corresponds to the accounting net profit, with the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 111 million in 2Q23, R$ 77 million in 1Q23, and R$ 107 million in 2Q22
[4] As of this quarter, we started to include in the composition of "Private securities and guarantees" agribusiness receivables certificates ("CRA"), credit rights investment funds ("FIDC"), and rural product bonds ("CPR"), in addition to debentures, real estate receivables certificates ("CRI"), international distribution promissory notes, promissory notes, and guarantees. For comparability purposes, we have reclassified the information for year 2022 and 1Q23
5 Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes ("LCA"), Real Estate Credit Notes ("LCI"), Financial Bills, Certificates of Structured Operations ("COE"), and Secured Real Estate Notes ("LIG")
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,079 million in June 2023, R$ 1,256 million in March 2023, and R$ 1,403 million in June 2022
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries)
[8] Recurrence Ratio: Fees / General Expenses

NET INTEREST INCOME

(R$ million)	2Q23	1Q23	Var. QoQ	6M23	6M22	Var. YoY
Net Interest Income	13,579	13,145	3.3%	26,724	26,713	0.0%
Customers	14,422	14,315	0.7%	28,737	28,142	2.1%
Product NII	13,580	13,390	1.4%	26,970	26,707	1.0%
Average Volume[1]	550,730	537,400	2.5%	544,065	488,082	11.5%
Spread (annualized)[1]	9.9%	10.1%	-0.2 p.p.	10.0%	11.0%	-1.0 p.p.
Market Activities	(843)	(1,170)	-28.0%	(2,013)	(1,429)	40.8%

Net interest income once again posted growth in the quarter, showing a positive trend for the year. During the period, the **Customer NII reached R$ 14,442 million,** an increase of 0.7% in three months due to higher volumes, while the Market NII showed a significant evolution over the quarter.

In the annual comparison, net interest income remained stable, as the Customer NII experienced positive dynamics. The Market NII was affected by its negative sensitivity to the yield curve.

Revenues from customer operations grew by 0.7% in the quarter, thanks to a higher credit margin stemming from an increase in volume and calendar days compared to the prior quarter, despite our selectivity in loan origination, which affects our spreads. In the Funding NII, we highlight the growth in volumes, albeit offset by a decrease in spreads and fewer working days in the quarter.

In the year, the **Customer NII rose by 2.1%,** driven by the favorable performance of the Funding NII, which was influenced by higher volumes and spreads that followed the upward movement of interest rates. The credit margin was influenced by our strategy of lending selectivity and a shift in the mix, with a focus on collateralized products, culminating in a decline in spreads.

The **Market NII** showed significant progress during the quarter, reinforcing the bias towards gradual improvement throughout the year. Over the six-month period, the Market NII was affected by our well-known sensitivity to upward movements in the yield curve.

EVOLUTION OF NET INTEREST INCOME

R$ million



11.0%
11.1%
10.3%
9.8%
10.1%
9.9% 1
+3.3%
13,938
12,775
12,598
12,517
13,145
13,579
13,854
14,288
14,143
13,781
14,315
14,422
84
-1,513
-1,545
-1,265
-1,170
-843
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
Customers
Market activities
Spread (p.a.)

[1] As of this quarter, we started to include in the calculation of the average balance: agribusiness receivables certificates ("CRA"), credit rights investment funds ("FIDC"), and rural product bonds ("CPR"), in addition to the AA-H loan portfolio and debenture, real estate receivables certificates ("CRI"), international distribution promissory notes, and promissory notes. For comparability purposes, we have reclassified the information for the year 2022 and 1Q23.

FEES – REVENUES FROM BANKING SERVICES


Santander

(R$ million)	2Q23	1Q23	Var. QoQ	6M23	6M22	Var. YoY
Cards	1,371	1,351	1.5%	2,722	2,731	-0.3%
Insurance fees	795	756	5.1%	1,551	1,573	-1.4%
Current Account Services	1,002	993	0.8%	1,995	1,931	3.3%
Asset Management and "Consórcios"	339	349	-2.9%	688	656	5.0%
Credit Operations	392	389	0.8%	781	702	11.2%
Collection Services	323	328	-1.3%	651	719	-9.4%
Securities Brokerage and Placement	428	358	19.4%	786	770	2.2%
Other	160	175	-8.4%	336	419	-19.8%
Total	**4,810**	**4,699**	**2.4%**	**9,509**	**9,499**	**0.1%**

Banking service and fee revenues totaled R$ 4,810 million in 2Q23, a 2.4% increase over the previous quarter, fueled by securities brokerage and placement, insurance, and cards.

In the year to date, these revenues remained stable compared to the same period of the previous year, with credit operations, current account services, and "consórcios" being the primary contributors.

Card revenues reached **R$ 1,371 million** in 2Q23, representing a rise of 1.5% in the quarter, prompted by growth in card transaction volume. Over the six-month period, these revenues fell by 0.3% owing to a more selective approach in granting the product.

Insurance fees totaled **R$ 795 million** in 2Q23, climbing by 5.1% in the quarter, driven by Open insurance, with growth in life insurance product renewals during the period. In the year-to-date analysis, these revenues declined by 1.4%.

Current account service fees for the quarter came to **R$ 1,002 million** in the quarter and **R$ 1,995 million** in six-months period, increasing by 0.8% over the previous three months and 3.3% in the half-year comparison, with both fluctuations influenced by fee adjustments, greater transactionality and the favorable impact of PIX to companies.

Asset management and "consórcios" fees were **R$ 339 million** in the quarter, a drop of 2.9% in three months, reflecting lower asset management revenues, which were impacted by the shift in the mix towards fixed income funds. In the year-to-date comparison, these revenues advanced by 5.0%, largely influenced by higher "consórcios" origination.

Fees from credit operations amounted to **R$ 392 million** in the quarter, meaning an increase of 0.8% in three months, primarily attributed to growth in the surety product. In six months, these revenues rose by 11.2%, benefiting from the reduced volume of fee exemptions during the period.

Collection service revenues totaled **R$ 323 million** in the quarter, a decline of 1.3% in three months, explained by decreased collection revenues. In the first half of the year, these revenues went down by 9.4%, given the lower volume of collections in the period.

Securities brokerage and placement service fees reached **R$ 428 million** in the period, up by 19.4% in the quarter, thanks to the rebound in capital market activities. In six months, these revenues totaled **R$ 786 million** and showed a 2.2% increase, mostly owing to higher financial advisory revenues.

GENERAL EXPENSES
(ADMINISTRATIVE + PERSONNEL)

General expenses reached R$ 5,793 million in 2Q23, an increase of 1.0% in three months due to higher administrative expenses, which accompanied the growth of our business. In the first half of the year, these expenses went up by 8.4% compared to the same period last year, driven by higher administrative and personnel expenses.

Personnel expenses totaled R$ 2,765 million in the quarter, exhibiting a 0.5% decline in comparison to the preceding period, on the back of lower compensation expenses.

Year to date, personnel expenses came to R$ 5,543 million, representing a rise of 13.5% relative to the same period last year, influenced by the collective bargaining agreement applied to employees' salary base starting from September 2022, as well as higher expenses with technology and investment advisory divisions, in line with our business strategy.

Administrative expenses, excluding depreciation and amortization, amounted to R$ 2,462 million in 2Q23, implying a 2.1% growth over the previous quarter, mainly driven by higher costs with specialized and third-party technical services, transport and travel and data processing. In the year to date, these expenses rose by 2.1%, due to higher costs with specialized and third-party technical services, as well as advertising, promotions and publicity.

Depreciation and amortization expenses, excluding the goodwill effect, were R$ 747 million, climbing by 3.4% in the quarter and a 12.3% increase year-to-date compared to the same period last year. In both periods, the increase is related to the investments made in software and hardware.

(R$ million)	2Q23	1Q23	Var. QoQ	6M23	6M22	Var. YoY
Outsourced and Specialized Services	648	612	5.8%	1,260	1,151	9.5%
Advertising, promotions and publicity	170	166	2.5%	336	265	26.7%
Data processing	662	642	3.1%	1,304	1,392	-6.3%
Communications	82	80	2.2%	162	183	-11.4%
Rentals	225	226	-0.6%	451	448	0.7%
Transport and Travel	49	42	15.7%	91	85	7.3%
Security and Surveillance	137	139	-1.7%	276	273	1.1%
Maintenance	77	74	3.6%	150	159	-5.5%
Financial System Services	88	107	-17.2%	195	165	18.6%
Water, Electricity and Gas	47	46	2.3%	93	119	-21.8%
Material	31	25	24.2%	57	75	-24.9%
Other	246	252	-2.6%	497	458	8.7%
Subtotal	**2,462**	**2,412**	**2.1%**	**4,874**	**4,774**	**2.1%**
Depreciation and Amortization[1]	747	722	3.4%	1,469	1,309	12.3%
Total Administrative Expenses	**3,209**	**3,134**	**2.4%**	**6,343**	**6,083**	**4.3%**
Compensation[2]	1,828	1,846	-1.0%	3,673	3,268	12.4%
Charges	498	500	-0.4%	998	750	33.1%
Benefits	414	390	6.0%	804	791	1.6%
Training	12	21	-41.5%	33	29	13.4%
Other	13	22	-39.8%	35	45	-23.0%
Total Personnel Expenses	**2,765**	**2,778**	**-0.5%**	**5,543**	**4,883**	**13.5%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	5,226	5,190	0.7%	10,416	9,657	7.9%
Total General Expenses	**5,973**	**5,913**	**1.0%**	**11,886**	**10,966**	**8.4%**

[1] Excluding 100% of goodwill amortization expenses, which amounted to R$ 111 million in 2Q23, R$ 77 million in 1Q23 and R$ 107 million in 2Q22
[2] Including profit-sharing



RECURRING **EFFICIENCY RATIO**

Recurring efficiency ratio was 42.9% in 2Q23, up by 2.1 p.p. in the quarter. Year to date, the ratio reached 41.8%, an increase of 6.9 p.p. in twelve months.

The deterioration over the twelve-month period is mostly explained by lower revenue generation due to lending selectivity and higher investments in technology and strategic business. We remain committed to **controlling essential costs** for the operation and **promoting process optimization**.


33.9%
37.4%
40.6%
40.8%
42.9%
34.9%
41.8%
2Q22
3Q22
4Q22
1Q23
2Q23
6M22
6M23

Other Operating Income and Expenses

Totaled a recurring net expense of R$ 3,261 million in 2Q23, impacted by the growth in provisions for contingencies. Considering the extraordinary effects, this line would have shown a net expense of R$ 5,932 million.

	2Q23	1Q23	Var.	6M23	6M22	Var.
(R$ million)			QoQ			YoY
Expenses from credit cards	(840)	(904)	-7.1%	(1,744)	(1,716)	1.6%
Net Income from Capitalization	(111)	420	n.a.	309	309	0.0%
Provisions for contingencies[1]	(1,019)	(635)	60.4%	(1,654)	(882)	87.6%
Other	(1,291)	(1,162)	11.1%	(2,453)	(159)	n.a.
Recurring other operating income (expenses)	(3,261)	(2,281)	42.9%	(5,542)	(2,448)	n.a.
Tax liabilities[2]	(2,672)	3,995	n.a.	1,324	-	n.a.
Other operating income (expenses)	(5,932)	1,714	n.a.	(4,218)	(2,448)	72.3%

[1] Including tax, civil and labor provisions
[2] Tax liabilities related to companies that comprise our financial conglomerate, pertaining to the court decision on Law No. 9,718/1998

ALLOWANCE FOR LOAN LOSSES:

FAVORABLE EVOLUTION IN THE QUARTER

Recurring allowance for loan losses **totaled R$ 5,980 million** in 2Q23, a 11.6% decrease in the quarter, benefiting from the quality of our new vintages. Year-to-date, allowance for loan losses increased by 23.1%, primarily due to loans to individuals, given the portfolio growth and mix. Considering the extraordinary events that occurred in the first half of the year, allowance for loan losses came to R$ 4,530 million in 2Q23 and R$ 15,530 million in the six-month period, representing a decline of 59% in the quarter and a rise of 50% in the first half when compared to the same period in the preceding year. **Revenues from the recovery of written-off loans** reached **R$ 1,182 million** in the quarter, the best level in our history, advancing by 26.5% in the quarter and 44.5% in the year to date. The recurring twelve-month **cost of credit[1] was 4.5%[3]**, stable for the quarter and 1.2 p.p. higher for the year, mostly driven by pressure from old vintages.

ALLOWANCE FOR LOAN LOSSES AND RECURRING COST OF RISK[1] R$ million


2.9%
3.3%
3.7%
4.3%
4.5% 2
4.5% 3
3.4%
4.2%
4.4%
5.0%
4.5% 2
3.9% 3
11,000
15.530
4.612
5.745
6.209
7.364
6.765 2
5.980 3
4,530
10,357
12,745 2, 3
5,352
6,469
7,064
8,056
7,699
7,162
11,821
14,861
(740)
(724)
(854)
(692)
(934)
(1,182)
(1,464)
(2,116)
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
6M22
6M23
Income from the Recovery of Written-Off Loans
Provision for Loan Losses
Cost of risk 12-months
Cost of risk 3-months
Total including extraordinary events

In 2Q23, recurring[4] managerial **provision expenses** decreased by 7.0% in three months, benefited by better performance of new vintages, and increased by 25.7% year-to-date (over six months), primarily owing to the individual segment.

Income from recovery of written-off loans amounted to R$ 1,182 million during the quarter, marking the best result in our history, with a quarterly increase of 26.5% and a 44.5% rise in the six-month period. This underscores the efficiency of our recovery strategy, which operates with excellence, technology and data-enabling insights to better understand the life stage of our customers.

[1] As of this quarter, we started to include in the composition of "Private securities and guarantees" agribusiness receivables certificates ("CRA"), credit rights investment funds ("FIDC"), and rural product bonds ("CPR"), in addition to debentures, real estate receivables certificates ("CRI"), international distribution promissory notes, promissory notes, and guarantees. For comparability purposes, we have reclassified the information for year 2022 and 1Q23 [2] Disregarding the effect of the additional provision booked in 1Q23. [3] Disregarding the impact of the additional provision reversal that took place in 2Q23. Considering the extraordinary events that occurred during the first half of the year, the 3-month credit cost would have been 3.0%, while the 12-month credit cost would have reached 4.9%. [4] Considering the extraordinary events, expenses fell by 52.1% in the quarter and increased by 49.3% year-to-date (over six months).

BALANCE SHEET

Total assets amounted to R$ 1,097 billion in June 2023, an increase of 4.5% in three months, primarily owing to growth in the foreign exchange and securities portfolios. Compared to the same period of the previous year, total assets grew by 11.2%, reflecting the expansion of the loan, foreign exchange, and securities portfolios. Shareholders' equity reached R$ 84,037 million during the period (advancing by 1.6% over three months and 4.6% in twelve months), or R$ 82,959 million excluding the goodwill balance, representing increases of 1.9% in the quarter and 5.1% in the year.

ASSETS	Jun-23	Mar-23	Var.	Jun-22	Var.
(R$ million)			3M		12M
Current Assets and Long-term Assets	**1,082,522**	**1,034,872**	**4.6%**	**973,386**	**11.2%**
Cash and Cash Equivalents	11,828	15,913	-25.7%	10,120	16.9%
Interbank Investments	79,469	76,116	4.4%	63,107	25.9%
Securities and Derivative Financial Instruments	273,475	240,908	13.5%	245,858	11.2%
Interbank Accounts	103,018	101,032	2.0%	92,108	11.8%
Lending Operations	382,750	382,587	0.0%	363,988	5.2%
Other Receivables	229,342	216,052	6.2%	195,853	17.1%
Other Assets	2,641	2,264	16.6%	2,351	12.3%
Permanent Assets	**14,195**	**14,398**	**-1.4%**	**13,203**	**7.5%**
Temporary Assets	880	985	-10.6%	851	3.4%
Fixed Assets	5,938	6,199	-4.2%	6,107	-2.8%
Intangibles	7,377	7,214	2.3%	6,245	18.1%
Total Assets	**1,096,717**	**1,049,270**	**4.5%**	**986,589**	**11.2%**
Total Assets (excluding goodwill)	**1,095,638**	**1,048,014**	**4.5%**	**985,185**	**11.2%**

LIABILITIES	Jun-23	Mar-23	Var.	Jun-22	Var.
(R$ million)			3M		12M
Current Liabilities and Long-term Liabilities	**1,011,400**	**965,210**	**4.8%**	**904,855**	**11.8%**
Deposits	439,297	429,480	2.3%	415,107	5.8%
Money Market Funding	112,550	115,061	-2.2%	90,105	24.9%
Funds from Acceptance and Issuance of Securities	149,673	139,765	7.1%	114,690	30.5%
Interbank Accounts	2,746	2,199	24.9%	2,683	2.4%
Interbranch Accounts	4,842	3,841	26.1%	5,541	-12.6%
Borrowings	76,805	68,733	11.7%	76,535	0.4%
Domestic Onlendings - Official Institutions	13,133	13,955	-5.9%	11,207	17.2%
Derivative Financial Instruments	27,874	23,015	21.1%	28,736	-3.0%
Other Payables	184,481	169,159	9.1%	160,250	15.1%
Minority Interest	**1,279**	**1,358**	**-5.8%**	**1,399**	**-8.6%**
Equity	**84,037**	**82,701**	**1.6%**	**80,335**	**4.6%**
Total Liabilities	**1,096,717**	**1,049,270**	**4.5%**	**986,589**	**11.2%**
Equity (excluding goodwill)	**82,959**	**81,445**	**1.9%**	**78,932**	**5.1%**

SECURITIES

The securities portfolio stood at R$ 273,475 million in June 2023, meaning an increase of 13.5% in three months, mainly due to the growth in private securities (+22.4%).

In twelve months, this portfolio expanded by 11.2%, attributed to the higher balance of private securities (+54.1%).

	Jun-23	Mar-23	Var.	Jun-22	Var.
(R$ million)			3M		12M
Public securities	170,043	156,012	9.0%	171,579	-0.9%
Private securities	73,616	60,166	22.4%	47,757	54.1%
Financial instruments	29,815	24,730	20.6%	26,523	12.4%
Total	**273,475**	**240,908**	**13.5%**	**245,858**	**11.2%**

LOAN PORTFOLIO

The expanded loan portfolio[1] increased by 2.0% in the quarter, given our growth in private securities. The loan portfolio totaled R$ 499,298 million in June 2023, a decline of 0.2% on a quarterly basis (or an increase of 0.3% when excluding the effect of foreign exchange fluctuations), primarily influenced by a 1.4% decrease in the Corporate segment (or a 0.2% increase disregarding exchange fluctuations), due to lower demand and the rebound of capital market.

Over twelve months, our expanded loan portfolio[1] grew 10.6%. The loan portfolio increased 6.6% YoY (or 7.4% excluding the impact of exchange rate fluctuations), with all segments exhibiting growth: 6.5% in loans to individuals, 9.7% in corporate loans, 6.6% in loans to small and medium-sized companies, and 0.9% in consumer finance loans. The new vintages, originated from January 2022, have been showing a more fitting profile and currently account for 59% of the overall portfolio, representing growth of 29 p.p. in the year.

The expanded loan portfolio[1], which includes structured capital market operations involving credit risk and guarantees, reached R$ 617,215 million, increasing by 2.0% in the quarter (or 2.4% disregarding the exchange rate effect), and by 10.6% in twelve months (or 11.3% if we exclude the impact of currency fluctuations).

The balance of the foreign currency portfolio, comprising dollar-indexed loans, came to R$ 44,526 million, a 1.6% decline in the quarter and a 17.3% growth in the year.

In June 2023, loans to individuals accounted for 37.1% of the total expanded portfolio balance, a decrease of 0.7 p.p. from March 2023 and 1.5 p.p. from the same period last year. The corporate portfolio experienced a decline in its share of the overall balance by 0.8 p.p. in three months and 0.2 p.p. in the year, reaching 22.6% during the period. Private securities[1] comprised 19.1% of the total portfolio, a quarterly increase of 1.8 p.p. and an annual growth of 3.1 p.p.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT

	Jun-23	Mar-23	Var.	Jun-22	Var.
(R$ million)			3M		12M
Individuals	229,104	228,735	0.2%	215,185	6.5%
Consumer Finance	67,515	67,133	0.6%	66,894	0.9%
SMEs	62,955	62,784	0.3%	59,066	6.6%
Corporate	139,725	141,663	-1.4%	127,392	9.7%
Total portfolio	**499,298**	**500,314**	**-0.2%**	**468,538**	**6.6%**
Private securities and guarantees[1]	117,917	104,747	12.6%	89,352	32.0%
Total expanded credit portfolio	**617,215**	**605,061**	**2.0%**	**557,889**	**10.6%**

VARIATION OF EXPANDED **LOAN PORTFOLIO[1]**
R$ million


605,061
369
382
172
-1,938
13,169
617,215
Mar-23
Individuals
Consumer Finance
SMEs
Corporate
Private securities and guarantees¹
Jun-23

[1] As of this quarter, we started to include in the composition of "Private securities and guarantees" agribusiness receivables certificates ("CRA"), credit rights investment funds ("FIDC"), and rural product bonds ("CPR"), in addition to debentures, real estate receivables certificates ("CRI"), international distribution promissory notes, promissory notes, and guarantees. For comparability purposes, we have reclassified the information for year 2022 and 1Q23

LOAN PORTFOLIO BY PRODUCT

(R$ million)	Jun-23	Mar-23	Var. 3M	Jun-22	Var. 12M
Individuals					
Leasing / Auto Loans	4,936	4,705	4.9%	4,372	12.9%
Credit Card	45,788	45,684	0.2%	44,527	2.8%
Payroll Loans	62,702	61,660	1.7%	55,452	13.1%
Mortgages	57,825	57,144	1.2%	54,340	6.4%
Agricultural Loans	9,630	10,250	-6.1%	8,996	7.0%
Personal Loans / Others	48,224	49,292	-2.2%	47,499	1.5%
Total Individuals	229,104	228,735	0.2%	215,185	6.5%
Consumer Finance	67,515	67,133	0.6%	66,894	0.9%
Corporate and SMEs					
Leasing / Auto Loans	3,299	3,348	-1.4%	3,297	0.1%
Real Estate	2,094	1,943	7.8%	1,851	13.1%
Trade Finance	42,956	42,393	1.3%	36,853	16.6%
On-lending	11,328	12,059	-6.1%	9,359	21.0%
Agricultural Loans	3,101	4,785	-35.2%	5,138	-39.6%
Working capital / Others	139,901	139,920	0.0%	129,960	7.6%
Total Corporate and SMEs	202,680	204,447	-0.9%	186,458	8.7%
Total Credit	499,298	500,314	-0.2%	468,538	6.6%
Private securities and guarantees[1]	117,917	104,747	12.6%	89,352	32.0%
Total Expanded Credit Portfolio	617,215	605,061	2.0%	557,889	10.6%

LOANS TO INDIVIDUALS

Loans to individuals totaled R$ 229,104 million in June 2023, up by 0.2% in three months, with the most significant contributions coming from payroll (1.7%) and mortgage (1.2%) loans.

In comparison with the corresponding period of 2022, loans to individuals increased by 6.5%, with growth across all products, highlighting again payroll (13.1%) and mortgage (6.4%), and also credit card (2.8%) loans.

In June 2023, 66% of the overall individual loan portfolio, including Santander Financiamentos, was backed by collateral, representing increases of 0.6 p.p. in the quarter and 1.7 p.p. in the year.

The credit card portfolio reached R$ 45,788 million, growing by 0.2% in the quarter and 2.8% over twelve months. We remain focused on higher quality when extending new credit, underpinned by an improved risk profile, whereby 97% of new acquisitions come from existing bank customers, meaning an increase of 0.6 p.p. in the year.

The mortgage loan product saw quarterly growth of 1.2% and an annual expansion of 6.4%, totaling R$ 57,825 million and thus contributing to our focus on collateralized products.

Payroll loans amounted to R$ 62,702 million, advancing by 1.7% in the quarter and 13.1% annually. This product is being prioritized due to its low-risk profile and significance to customer loyalty.

The personal loans/others balance was R$ 48,224 million, down by 2.2% from the previous quarter and up by 1.5% over twelve months, in line with our portfolio risk reduction strategy.

[1] As of this quarter, we started to include in the composition of "Private securities and guarantees" agribusiness receivables certificates ("CRA"), credit rights investment funds ("FIDC"), and rural product bonds ("CPR"), in addition to debentures, real estate receivables certificates ("CRI"), international distribution promissory notes, promissory notes, and guarantees. For comparability purposes, we have reclassified the information for year 2022 and 1Q23

CONSUMER FINANCE

The consumer finance portfolio totaled **R$ 67,515 million**, increasing by 0.6% in the quarter and 0.9% over the year, primarily due to the growth auto loans to companies (+3.6% quarterly and +25.9% annually). Our portfolio LTV reached 49.8%[1].

We maintained our position as market leaders with a **22%**[2] share of auto loans to individuals during the quarter.

LOAN PORTFOLIO COMPOSITION

June 2023, Individuals and Corporate & SMEs


Goods & Services
14%
86%
Vehicles

The overall portfolio of auto loans to individuals, which comprises operations conducted by both the financing unit (bank correspondents) and Santander's branch network, reached R$ 58,234 million in the quarter, expanding by 0.5% in three months and 2.0% over twelve months.

CORPORATE & SMEs LOANS

The corporate & SME loan portfolio reached **R$ 202,680 million**, a decline of 0.9% in three months (or an increase of 0.3% disregarding the impact of the exchange rate), largely due to agricultural loans (-35.2%). It is important to mention that we increased the private securities portfolio, driven by the 24.1% increase in rural product bonds ("CPR") during the quarter and the 20.5% rise in debentures.

In the year, the corporate & SME loan portfolio grew by 8.7% (or an expansion of 10.7% if we exclude the effect of exchange rate fluctuations), spurred by the positive performance of working capital/other loans (+7.6%) and foreign trade (+16.6%).

The corporate loan portfolio stood at R$ 139,725 million, a decrease of 1.4% in three months (or an increase of 0.2% when currency fluctuations are disregarded), impacted by agricultural loans. As previously noted, we are continually expanding our private securities portfolio, highlighted by the quarterly growth of 24.1% in CPR and 20.5% in debentures. In twelve months, the corporate loan portfolio grew by 9.7% (or a 12.4% rise excluding the effect of currency fluctuations).

The SME loan portfolio came to R$ 62,955 million, growing by 0.3% in three months (or a rise of 0.5% excluding the currency effect) and by 6.6% in the year (or a 6.9% expansion disregarding exchange rate fluctuations). Companies with revenues between R$ 30 million and R$ 200 million account for 44% of the total SME portfolio, an increase of 1 p.p. in the year.

LOAN PORTFOLIO BY RISK LEVEL

In June 2023, portfolios rated "AA to A" comprised 71.9% of our total loan book, an increase of 0.5 p.p. from June 2022, reflecting our selective lending strategy, which focuses on collateralized products with an improved risk profile. During the same period, portfolios rated "B to C" declined by 1.2 p.p., while portfolios rated "D to H" grew by 0.7 p.p.

We underscore that 66% of our portfolio of loans to individuals is collateralized.


Jun-22: 11% 8% 10% 30% 42%
Sep-22: 11% 7% 10% 30% 42%
Dec-22: 12% 7% 9% 30% 41%
Mar-23: 12% 8% 9% 31% 41%
Jun-23: 12% 7% 9% 31% 41%
D-H
C
B
A
AA

[1] As of June 2023 [2] Source: Brazilian Central Bank, as of May 2023

DELINQUENCY RATIO

15-TO-90-DAY[1]


4.2%
4.8%
5.9%
6.1%
6.3%
6.5%
5.9%
Individuals
2.7%
3.3%
4.2%
4.3%
4.5%
4.5%
4.2%
Total
1.1%
1.5%
1.9%
1.9%
2.0%
1.9%
1.8%
SMEs + Corporate
Jun-20
Jun-21
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23

The 15-to-90-day delinquency ratio was 4.2% in June 2023 (-0.4 p.p. for the quarter and -0.03 p.p. for the year), confirming the improved quality of the new vintages. This quarter, we sold an active portfolio of R$ 1.9 billion. Excluding this effect, the ratio would have been 4.4% in June 2023.

For SMEs, the ratio reached 5.2% (-0.2 p.p. for the quarter and +0.1 p.p. for the year). The ratio for the corporate segment was 0.2% (stable for the quarter and down 0.1 p.p. for the year).

The new loan vintages, originated from Jan/22 onwards, exhibit better quality, achieving a ratio of 3.8%, which is 1.0 p.p. lower than prior vintages.

[1] Loan operations overdue between 15 and 90 days relative to the overall loan portfolio in BR-GAAP

DELINQUENCY RATIO

INDIVIDUALS
stood at **5.9%** in June 2023, down by 0.6 p.p. in three months and up by 0.06 p.p. in twelve months.

CORPORATE & SMEs
came to 1.8%, dropping by 0.1 p.p. in the quarter and 0.1 p.p. in the year.

OVER-90-DAY[2]


3.5%
3.2%
4.1%
4.3%
4.3%
4.5%
4.8%
Individuals
2.4%
2.2%
2.9%
3.0%
3.1%
3.2%
3.3%
Total
1.2%
1.1%
1.1%
1.3%
1.4%
1.4%
1.4%
SMEs + Corporate
Jun-20
Jun-21
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23

The over-90-day delinquency ratio reached 3.3% in June 2023 (+0.2 p.p. for the quarter and +0.4 p.p. for the year), showing a slight deterioration, as expected, pressured by old vintages. Despite this minor deterioration, our NPL levels have outperformed the overall Brazilian Financial System ("SFN") in both the individual and business customer segments. Disregarding the previously mentioned active portfolio sale in the quarter, this ratio would have been remained at 3.3% in June 2023.

Among SMEs, this ratio came to 4.1%, stable in the quarter and +0.8 p.p. in the year. For the corporate segment, the ratio stood at 0.1%, remaining near the lowest levels in our history.

The new loan vintages, originated from Jan/22 onwards, exhibit better quality, achieving a ratio of 3.1%, which is 0.6 p.p. lower than prior vintages.

[2] Loan operations overdue for more than 90 days relative to the overall loan portfolio in BR-GAAP

DELINQUENCY RATIO

INDIVIDUALS
reached **4.8%** in the quarter, rising by 0.3 p.p. in three months and 0.6 p.p. in twelve months.

CORPORATE & SMEs
reached **1.4%** in June 2023, stable in the quarter and an increase of 0.2 p.p. in the year.

NPL FORMATION

NPL formation amounted to R$ 7,257 million in June 2023, declining by R$ 284 million during the quarter, primarily due to the decrease in the portfolio of renegotiated loans.

The NPL formation to loan portfolio ratio reached 1.45% in the quarter, down by 0.09 p.p. in three months and 0.41 p.p. over twelve months.



% NPL Formation Loan Portfolio
% NPL Formation w/o renegotiated Loan Portfolio
1.86%
1.86%
1.59%
1.54%
1.70%
1.32%[1]
0.96%
1.07%
1.27%
1.56%
1.45%
1.07%[1]
2Q22
3Q22
4Q22
1Q23
2Q23

[1] Disregarding the sale of active portfolio of R$1.9 billion in the 2Q23.
NPL formation is calculated by adding the portfolio written-off as loss during the period to changes in the over-90-day non-performing loan portfolio and the renegotiated loan portfolio balances, over the loan portfolio of the preceding quarter

COVERAGE RATIO

(Over 90 days)

In June 2023, the balance of allowance for loan losses totaled R$ 35,470 million, a decrease of 7.8% in three months due to the R$ 1,450 million additional provision reversal that occurred during the quarter. In twelve months, up by 16.9%, influenced by the balance sheet strengthening that took place in 1Q23.

Required provisions fell by 4.8% in three months and rose by 20.9% in twelve months.

The coverage ratio reached 214% in June 2023, declining by 30 p.p. in the quarter and 10 p.p. in the year, impacted by older vintages and the renegotiated loan portfolio demanding higher provision.



224%
226%
230%
244%
214%
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23

RENEGOTIATED LOAN PORTFOLIO (R$ million)

Loan renegotiations amounted to R$ 35,600 million in June 2023, down by 3.4% in three months and up by 12.4% in twelve months.

During the quarter, the renegotiated loan portfolio provisioning ratio came to 53.1%, falling by 1.2 p.p. in quarterly terms and rising by 6.5 p.p. on an annual basis.



Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Provisioning ratio
46.6%
48.5%
48.9%
54.4%
53.1%
31,684
14,775
35,381
17,149
36,922
18,050
36,844
20,031
35,600
18,909
2Q22
3Q22
4Q22
1Q23
2Q23

These operations comprise loan agreements that have been renegotiated to enable payment under mutually agreed conditions with customers, as well as renegotiations of loans that had previously been written off, returning to the potfolio

FUNDING

The customer funding balance totaled **R$ 585,291 million** in June 2023, increasing by 3.4% in the quarter and 11.8% over the year, reflecting the growth in volumes of time deposits, real estate credit notes ("LCI"), agribusiness credit notes ("LCA"), and secured real estate notes ("LIG"), still due to the greater attractiveness of fixed income investments given the current level of interest rates.

	Jun-23	Mar-23	Var.	Jun-22	Var.
(R$ million)			3M		12M
Demand deposits	39,715	36,891	7.7%	41,339	-3.9%
Saving deposits	57,672	58,650	-1.7%	61,399	-6.1%
Time deposits	337,196	328,574	2.6%	308,505	9.3%
Financial Bills	35,810	37,348	-4.1%	37,161	-3.6%
Others[1]	114,898	104,786	9.7%	75,264	52.7%
Funding from clients	**585,291**	**566,249**	**3.4%**	**523,667**	**11.8%**

CREDIT/FUNDING RATIO

FUNDING VS. CREDIT	Jun-23	Mar-23	Var.	Jun-22	Var.
(R$ million)			3M		12M
Funding from customers (A)	585,291	566,249	3.4%	523,667	11.8%
(-) Reserve Requirements	(77,403)	(75,805)	2.1%	(66,080)	17.1%
Funding Net of Reserve Requirements	507,888	490,444	3.6%	457,587	11.0%
Borrowing and Onlendings	13,197	14,053	-6.1%	11,230	17.5%
Subordinated Debts	19,008	19,641	-3.2%	19,132	-0.6%
Offshore Funding	93,042	84,218	10.5%	89,410	4.1%
Total Funding (B)	**633,135**	**608,355**	**4.1%**	**577,358**	**9.7%**
Assets under management[2]	400,215	392,371	2.0%	385,805	3.7%
Total Funding and Asset under management	**1,033,350**	**1,000,726**	**3.3%**	**963,164**	**7.3%**
Total Credit (C)	499,298	500,314	-0.2%	468,538	6.6%
C / B (%)	78.9%	82.2%	-3.4 p.p.	81.2%	-2.3 p.p.
C / A (%)	85.3%	88.4%	-3.0 p.p.	89.5%	-4.2 p.p.

The volume of assets under management reached R$ 400,215 million in June 2023, representing growth of 2.0% in the quarter and 3.7% in the year.

EVOLUTION OF FUNDING (R$ billion)



Funding from customers
Loan Portfolio/ Funding from Customers
89.5%
91.8%
89.8%
88.4%
85.3%
523.7
527.3
545.3
566.2
585.3
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23

The loan portfolio to customer funding ratio stood at 85.3% in June 2023, down by 3.0 p.p. in the quarter and 4.2 p.p. over the same period of the previous year.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 78.9%, declining by 3.4 p.p. in three months and 2.3 p.p. in twelve months.

Santander maintains satisfactory and comfortable levels of liquidity, ensuring stability between funding and lending through its consolidated funding structure.

[1] Including debenture-backed repurchase agreements, Real Estate Credit Notes ("LCI"), Agricultural Credit Notes ("LCA"), Secured Real Estate Notes ("LIG") and Certificates of Structured Operations ("COE") [2] According to ANBIMA



BIS Ratio

The BIS ratio reached 13.5%, which represents a reduction of 0.3 p.p. in the quarter, mostly driven by the increase in risk-weighted assets (RWA). Considering the expected impact of Brazilian Central Bank Resolution No. 229, scheduled to come into effect as of July 2023, the ratio would have been 14.1% in June/23.

Compared to the same period of the previous year, the BIS ratio decreased by 0.7 p.p. primarily due to the 8.9% increase in risk-weighted assets, particularly credit risk.

The BIS ratio exceeds by 2.0 p.p. the sum of the minimum regulatory capital and conservation capital requirements.



% CET 1
% BIS Ratio
14.2%
14.5%
13.9%
13.8%
13.5%
14.1%[1]
11.2%[1]
11.1%
11.3%
10.8%
10.8%
10.6%
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23

OWN RESOURCES AND BIS *(R$ million)*	Jun-23	Mar-23	Var. 3M	Jun-22	Var. 12M
Tier I Regulatory Capital	78,891	78,319	0.7%	76,350	3.3%
CET1	72,686	71,676	1.4%	69,627	4.4%
Additional Tier I	6,205	6,643	-6.6%	6,724	-7.7%
Tier II Regulatory Capital	13,078	13,254	-1.3%	12,659	3.3%
Adjusted Regulatory Capital (Tier I and II)	**91,970**	**91,573**	**0.4%**	**89,009**	**3.3%**
Risk Weighted Assets (RWA)	**683,040**	**663,141**	**3.0%**	**627,028**	**8.9%**
Credit Risk Capital requirement	591,586	582,238	1.6%	546,464	8.3%
Market Risk Capital requirement	34,694	24,143	43.7%	20,900	66.0%
Operational Risk Capital requirement	56,760	56,760	0.0%	59,663	-4.9%
Basel Ratio	**13.5%**	**13.8%**	**-0.3 p.p.**	**14.2%**	**-0.7 p.p.**
Tier I	**11.6%**	**11.8%**	**-0.3 p.p.**	**12.2%**	**-0.6 p.p.**
CET1	10.6%	10.8%	-0.2 p.p.	11.1%	-0.5 p.p.
Tier II	**1.9%**	**2.0%**	**-0.1 p.p.**	**2.0%**	**-0.1 p.p.**

[1] Considering the expected impact of Brazilian Central Bank Resolution No. 229, scheduled to come into effect as of July 2023.



FREE FLOAT

Santander Brasil has a free float of 9.62% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão under the ticker symbols SANB3 (common shares), SANB4 (preferred shares), and SANB11 (units). Each unit is composed of one common share and one preferred share.

Our shares are also listed on the New York Stock Exchange (NYSE) under the ticker symbol BSBR.

OWNERSHIP STRUCTURE | FREE-FLOAT BREAKDOWN[1]

	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,444,848	90.21%	3,278,185	89.09%	6,723,033	89.66%
Treasury Shares	27,064	0.71%	27,064	0.74%	54,129	0.72%
Free Float	346,782	9.08%	374,587	10.18%	721,369	9.62%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of June 30th, 2023.
[2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management

FREE-FLOAT (jun/23)


Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE
27.3%
31.6%
41.0%

STOCK PERFORMANCE

TOTAL RETURN (TOTAL RETURN ANALYSIS) | 5 YEARS


IBOV
162
145
Source: Bloomberg
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23

Our market cap reached R$ 114.8 billion in June 2023, increasing by 14.2% from March 2023 and 5.7% compared to June 2022.

EARNINGS DISTRIBUTION

The distribution of interest on capital ("IoC") in the amount of R$ 1,500 million, referring to 2Q23 earnings, was approved on July 13th, 2023, with payments beginning August 16th, 2023, based on shareholder records as of July 20th, 2023. Therefore, in the year to date, we have distributed a total of R$ 4,700 million in IoC.

RECONCILIATION



ACCOUNTING AND MANAGERIAL RESULTS

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

MANAGERIAL RESULTS RECONCILIATION	2Q23	Reclassifications					2Q23
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**13,829**	**(101)**	**(263)**	**-**	**-**	**114**	**13,579**
Allowance for Loan Losses	(4,664)	-	248	-	-	(1,564)	(5,980)
Net Interest Income after Loan Losses	**9,165**	**(101)**	**(15)**	**-**	**-**	**(1,450)**	**7,599**
Fees	4,810	-	-	-	-	-	4,810
General Expenses	(5,629)	-	-	111	(455)	-	(5,973)
Personnel Expenses	(2,309)	-	-	-	(455)	-	(2,765)
Administrative Expenses	(3,320)	-	-	111	-	-	(3,209)
Tax Expenses	(1,339)	101	-	-	-	-	(1,238)
Investments in Affiliates and Subsidiaries	40	-	-	-	-	-	40
Other Operating Income/Expenses	(5,947)	-	15	-	-	2,672	(3,261)
Operating Income	**1,099**	**-**	**(0)**	**111**	**(455)**	**1,222**	**1,977**
Non Operating Income	1,128	-	-	-	-	(1,105)	23
Net Profit before Tax	**2,227**	**-**	**(0)**	**111**	**(455)**	**117**	**2,000**
Income Tax and Social Contribution	401	-	-	-	-	(67)	334
Profit Sharing	(455)	-	-	-	455	-	-
Minority Interest	(25)	-	-	-	-	-	(25)
Net Profit	**2,147**	**-**	**(0)**	**111**	**-**	**50**	**2,309**

MANAGERIAL RESULTS RECONCILIATION	1Q23	Reclassifications					1Q23
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**13,143**	**(51)**	**(254)**	**-**	**-**	**307**	**13,145**
Allowance for Loan Losses	(10,850)	-	157	-	-	3,928	(6,765)
Net Interest Income after Loan Losses	**2,293**	**(51)**	**(97)**	**-**	**-**	**4,236**	**6,380**
Fees	4,699	-	-	-	-	-	4,699
General Expenses	(5,431)	-	-	77	(559)	-	(5,913)
Personnel Expenses	(2,219)	-	-	-	(559)	-	(2,778)
Administrative Expenses	(3,212)	-	-	77	-	-	(3,134)
Tax Expenses	(1,165)	51	-	-	-	-	(1,114)
Investments in Affiliates and Subsidiaries	42	-	-	-	-	-	42
Other Operating Income/Expenses	1,617	-	97	-	-	(3,995)	(2,281)
Operating Income	**2,055**	**-**	**-**	**77**	**(559)**	**240**	**1,814**
Non Operating Income	81	-	-	-	-	-	81
Net Profit before Tax	**2,136**	**-**	**-**	**77**	**(559)**	**240**	**1,895**
Income Tax and Social Contribution	513	-	-	-	-	(240)	273
Profit Sharing	(559)	-	-	-	559	-	-
Minority Interest	(27)	-	-	-	-	-	(27)
Net Profit	**2,063**	**-**	**-**	**77**	**-**	**-**	**2,140**

EXTRAORDINARY EVENTS	2Q23	1Q23
Recurring Net Profit	**2,309**	**2,140**
Additional provision	1,450	(4,236)
Tax liabilities	(2,672)	4,236
Sale of Webmotors' stake	1,105	-
Taxes of extraordinary events	67	-
Net Profit	**2,259**	**2,140**

MANAGERIAL RESULTS RECONCILIATION	6M23	Reclassifications					6M23
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events4	Managerial
Net Interest Income	26,972	(152)	(517)	-	-	421	26,724
Allowance for Loan Losses	(15,514)	-	405	-	-	2,365	(12,745)
Net Interest Income after Loan Losses	11,458	(152)	(112)	-	-	2,786	13,980
Fees	9,509	-	-	-	-	-	9,509
General Expenses	(11,060)	-	-	189	(1,014)	-	(11,886)
Personnel Expenses	(4,529)	-	-	-	(1,014)	-	(5,543)
Administrative Expenses	(6,532)	-	-	189	-	-	(6,343)
Tax Expenses	(2,504)	152	-	-	-	-	(2,352)
Investments in Affiliates and Subsidiaries	82	-	-	-	-	-	82
Other Operating Income/Expenses	(4,330)	-	112	-	-	(1,324)	(5,542)
Operating Income	3,154	-	(0)	189	(1,014)	1,462	3,791
Non Operating Income	1,209	-	-	-	-	(1,105)	104
Net Profit before Tax	4,363	-	(0)	189	(1,014)	357	3,895
Income Tax and Social Contribution	913	-	-	-	-	(307)	606
Profit Sharing	(1,014)	-	-	-	1,014	-	-
Minority Interest	(52)	-	-	-	-	-	(52)
Net Profit	4,210	-	(0)	189	-	50	4,449

MANAGERIAL RESULTS RECONCILIATION	6M22	Reclassifications					6M22
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events4	Managerial
Net Interest Income	27,404	(122)	(498)	-	-	(72)	26,713
Allowance for Loan Losses	(10,920)	-	492	-	-	72	(10,357)
Net Interest Income after Loan Losses	16,484	(122)	(6)	-	-	-	16,356
Fees	9,499	-	-	-	-	-	9,499
General Expenses	(10,093)	-	-	166	(1,039)	-	(10,966)
Personnel Expenses	(3,844)	-	-	-	(1,039)	-	(4,883)
Administrative Expenses	(6,249)	-	-	166	-	-	(6,083)
Tax Expenses	(2,547)	122	-	-	-	-	(2,425)
Investments in Affiliates and Subsidiaries	43	-	-	-	-	-	43
Other Operating Income/Expenses	(2,455)	-	6	-	-	-	(2,448)
Operating Income	10,933	-	0	166	(1,039)	-	10,060
Non Operating Income	416	-	-	-	-	-	416
Net Profit before Tax	11,349	-	0	166	(1,039)	-	10,476
Income Tax and Social Contribution	(2,288)	-	-	-	-	-	(2,288)
Profit Sharing	(1,039)	-	-	-	1,039	-	-
Minority Interest	(99)	-	-	-	-	-	(99)
Net Profit	7,923	-	0	166	-	-	8,089

EXTRAORDINARY EVENTS	6M23	6M22
Recurring Net Profit	4,449	8,089
Additional provision	(2,786)	-
Tax liabilities	1,564	-
Sale of Webmotors' stake	1,105	-
Taxes of extraordinary events	67	-
Net Profit	4,399	8,089

[1] **Foreign Exchange Hedge:** gains (losses) on foreign currency investments from exchange rate fluctuations are not taxable under Brazilian tax law (tax deductible). This tax treatment results in exchange rate exposure to taxes. A foreign exchange hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from investments abroad (branches and subsidiaries)

[2] **Credit Recovery:** Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted provided Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided

[3] **Amortization of Goodwill:** reversal of goodwill amortization expense

[4] **Other events:**

2022

1Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation

2Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation

2023

1Q23: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation

During this quarter, an extraordinary event took place concerning the reversal of provisions for tax risks, related to the legal discussion surrounding Law 9,718/1998, whose assessment of loss risk was classified as possible, thus not requiring provisioning. This managerial result of R$ 4.2 billion, recorded as other operating revenues, was offset by additional provisions for balance sheet strengthening, which were recorded as allowance for loan losses. Further details can be found in the BR-GAAP Financial Statement, Note 19. Provisions, Contingent Liabilities, Contingent Assets, and Legal Obligations - Tax and Social Security.

2Q23:

Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation.

Allowance for Loan Losses: reversal of additional provision in the gross amount of R$ 1,450 million.

Other Operating Income/Expenses: tax liabilities related to companies that comprise our financial conglomerate, pertaining to the court decision on Law No. 9,718/1998, with a gross negative impact of R$ 2,672 million.

Non-Operating Income: revenue gain related to the sale of 40% equity stake in Webmotors, with a gross positive impact of R$ 1,105 million.

INFORMATION BY BUSINESS UNITS

CARDS

TURNOVER[1]

(R$ billion)


83.4
82.5
90.1
81.9
83.7
27.7
27.2
30.4
26.6
26.5
55.7
55.2
59.6
55.2
57.2
2Q22
3Q22
4Q22
1Q23
2Q23
Credit
Debit


AMERICAN EXPRESS
Santander
UNLIMITED
VISA
UNIQUE
AMERICAN EXPRESS
Santander
ELITE
VISA
Santander
0000 0000 0000 0000

REAL ESTATE

LOAN PORTFOLIO EVOLUTION

(R$ billion)


56.2
59.1
59.9
3%
3%
3%
97%
97%
97%
Jun-22
Mar-23
Jun-23
Corporate & SMEs
Individuals

DISTRIBUITION CHANNEL[2]


9%
48%
42%
1%
Brokers
Transfers to Homebuilders
Branches
Digital

LOAN TO VALUE[3]


64%
50%
59%
50%
56%
50%
2Q22
1Q23
2Q23
Origination (quartely average)
Loan Portfolio

CONSUMER FINANCE

TOTAL AUTO PORTFOLIO FOR INDIVIDUALS[4] BY CHANNEL

(R$ billion)


57.1
57.6
57.7
57.9
58.2
4.4
4.4
4.5
4.7
4.9
52.7
53.1
53.2
53.2
53.3
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Internal channel
Santander Financiamentos

ORIGINATION | AUTO LOANS

(R$ billion)


8.7
9.1
8.6
8.4
8.8
2Q22
3Q22
4Q22
1Q23
2Q23

[1] Card turnover excludes cash withdrawals and is calculated solely based on purchase volumes [2] Origination of individuals [3] Ratio of financing amount to guarantee value [4] Individual auto loan portfolio, generated through the Internal Channel and Consumer Finance segment